Filed pursuant to Rule No. 424(b)(3)
File Number 333-123978
Prospectus Supplement No. 10
(to Prospectus dated April 28, 2005)
47,023,746 SHARES
Loudeye Corp.
COMMON STOCK
     This Prospectus Supplement No. 10 supplements information contained our prospectus dated April 28, 2005, as amended and supplemented from time to time. The prospectus relates to the resale of up to 47,023,746 shares of our common stock by the selling stockholders identified in the prospectus (including their transferees, pledgees, donees or other successors).
     You should read this Prospectus Supplement No. 10 in conjunction with the prospectus as amended and supplemented from time to time. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus including any amendments or supplements thereto.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is November 21, 2005.

RECENT DEVELOPMENTS
     On November 18, 2005, Loudeye’s board of directors accepted Ronald M. Stevens’ resignation as Loudeye’s Chief Financial Officer and Chief Operating Officer. Mr. Stevens has accepted a position at a venture-backed technology company. Mr. Stevens will continue to serve as a Loudeye employee for a transition period through December 31, 2005. As a result, Mr. Stevens’ executive employment agreement dated March 7, 2005 has been terminated by Mr. Stevens effective as of December 31, 2005.
     Chris Pollak, formerly Loudeye’s Vice President, Finance, has been promoted to Chief Financial Officer and has assumed responsibility as Loudeye’s principal financial and accounting officer. Mr. Pollak joined Loudeye as Vice President, Finance in January 2005. Mr. Pollak’s biography follows:
Chris J. Pollak. Mr. Pollak has served as Chief Financial Officer since November 2005, and previously served as Loudeye’s Vice President, Finance beginning in January 2005. From August 2000 to December 2004, Mr. Pollak was employed at Primus Knowledge Solutions, Inc., a publicly traded software company, and served as Vice President, Finance, from August 2004 to December 2004, and as Director of Finance and Operations prior to that time. From July 1998 to August 2000, Mr. Pollak was the Chief Financial Officer of Government Computer Sales, Inc., a privately-held technology company.
     On November 18, 2005, Loudeye Corp. entered into an Amended and Restated Executive Employment Agreement with Chris J. Pollak. The following summary is qualified in its entirety by reference to the text of the employment agreement, a copy of which is attached to Loudeye’s current report on Form 8-K filed November 21, 2005.
     The employment agreement provides for a base salary of $175,000. Loudeye has agreed to issue Mr. Pollak a stock option grant to purchase 150,000 shares of Loudeye’s common stock at an exercise price per share of $0.47. This option grant has a ten year term from the date of grant and vests 25% at November 18, 2006, and monthly thereafter for 36 consecutive months.
     The employment agreement provides for the opportunity to receive a bonus of up to 50% of base salary if Mr. Pollak meets target performance goals identified by the compensation committee of the board of directors and up to 100% of base salary if Mr. Pollak meets maximum performance goals identified by the compensation committee of the board of directors. The actual amount of performance bonuses will be determined by the compensation committee of the board, provided that no bonuses will be paid in the event Loudeye does not have a positive EBITDA balance and not more than 25% of Loudeye’s positive EBITDA balance will be distributed as bonus compensation individually or collectively to Loudeye’s executive leadership team, including Mr. Pollak. In addition, Mr. Pollak will be entitled to receive a bonus of $40,000 upon the earliest of the following: (i) filing of Loudeye’s annual report on Form 10-K for the year ended December 31, 2005, (ii) filing of Loudeye’s last public filing prior to a Change of Control, or (iii) termination by Loudeye of Mr. Pollak’s employment without “Cause” or for failure to meet “performance or quarterly goals”.
     In the event that Mr. Pollak is terminated by Loudeye without cause, or he resigns for good reason, or is terminated in connection with a change of control or terminates his employment for good reason following a change of control, Mr. Pollak will be entitled to severance equal to three months base salary if the termination occurs prior to December 31, 2005, six months base salary if the termination occurs between January 1, 2006 and December 31, 2006, and nine months base salary if the termination occurs after January 1, 2007. Mr. Pollak has agreed not to compete with Loudeye or solicit customers or employees of Loudeye for one year following termination of employment. These non-compete and non-solicitation agreements may not be enforceable in some jurisdictions. Mr. Pollak will be entitled to participate in all benefit plans or arrangements applicable to senior executives of Loudeye.